# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollo Global Management, Inc., CIK 0001858681
CUSIP: 03769M106
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 04/14/2025
Amends the filing with accession number 0001193125-22-006780
Filed by CIK 0001032681
Persons authorized to receive notices and communications: Wendy Dulman, c/o RWN Management, LLC, 65 East 55th Street, 31st Floor, New York, New York (NY), 10022, (212) 920-3135

## Reporting persons
- ROWAN MARC J (CIK 0001032681): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 34,332,816; shared voting power 0; sole dispositive power 34,332,816; shared dispositive power 0; aggregate amount beneficially owned 34,332,816 (6% of the class)
- MJR Foundation LLC (CIK 0001609630): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 23,598,118; shared voting power 0; sole dispositive power 23,598,118; shared dispositive power 0; aggregate amount beneficially owned 23,598,118 (4.1% of the class)
- MJR-VPF LLC (CIK 0002036079): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (0.3% of the class)
- MJR 09FT-VPF LLC (CIK 0002036080): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 600,000; shared voting power 0; sole dispositive power 600,000; shared dispositive power 0; aggregate amount beneficially owned 600,000 (0.1% of the class)
- RWN Management, LLC (CIK 0001889565): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 6,805,636; shared voting power 0; sole dispositive power 6,805,636; shared dispositive power 0; aggregate amount beneficially owned 6,805,636 (1.2% of the class)
- RWNM-VPF LLC (CIK 0002046872): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 400,000; shared voting power 0; sole dispositive power 400,000; shared dispositive power 0; aggregate amount beneficially owned 400,000 (0.1% of the class)
- Alchemy Group Holdings LLC (CIK 0001902986): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,805,636; shared voting power 0; sole dispositive power 6,805,636; shared dispositive power 0; aggregate amount beneficially owned 6,805,636 (1.2% of the class)
- MJR-09FT-2A (CIK 0002036412): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,902; shared voting power 0; sole dispositive power 2,902; shared dispositive power 0; aggregate amount beneficially owned 2,902 (0% of the class)
- MJR-09 2023 Family Trust (CIK 0002036409): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 602,902; shared voting power 0; sole dispositive power 602,902; shared dispositive power 0; aggregate amount beneficially owned 602,902 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Apollo Global Management, Inc.
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, New York (NY), 10019
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Marc Rowan, MJR Foundation LLC ("MJR Foundation"), RWNM AOG Holdings LLC ("AOG Holdings"), RWNM Series A Holdings LLC ("Series A Holdings"), RWN Management, LLC ("RWNM") and Alchemy Group Holdings LLC ("AGH") on January 11, 2022, as amended by Amendment No. 1 filed on December 11, 2024. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

As previously reported in the original Schedule 13D, Mr. Rowan and BRH Holdings GP, Ltd. ("BRH") entered into the Voting Agreement, dated as of August 6, 2021 (the "Voting Agreement"), pursuant to which Mr. Rowan agreed to vote all shares of Common Stock held by him or any other persons or entities affiliated with him at any annual or special meeting of the Issuer or pursuant to a written consent of the Issuer in favor of electing any nominee to the Board who is approved in accordance with BRH's governing documents as in effect as of August 6, 2021, including the Agreement Among Principals, which required two thirds of Leon D. Black, Marc J. Rowan, and Joshua J. Harris to agree to such an approval, and against the election of any nominee who is not so approved. On April 14, 2025, Mr. Rowan and BRH terminated the Voting Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Such information is based on 570,480,465 shares of Common Stock, par value $0.00001 per share, of the Issuer outstanding as of February 19, 2025, as reported in the Issuer's Form 10-K filed with the Commission on February 24, 2025.

Marc Rowan may be deemed to beneficially own the shares of Common Stock held by the other Reporting Persons. As of the date hereof, Mr. Rowan would be deemed to be the beneficial owner of 34,332,816 shares of Common Stock in the aggregate, which represents approximately 6.0% of the outstanding Common Stock.

MJR Foundation holds and beneficially owns 23,598,118 shares of Common Stock, which represents approximately 4.1% of the outstanding Common Stock.

MJR-VPF beneficially owns 1,500,000 shares of Common Stock, which represents less than 1% of the outstanding Common Stock.

MJR 09FT-VPF beneficially owns 600,000 shares of Common Stock, which represents less than 1% of the outstanding Common Stock.

RWNM beneficially owns 6,805,636 shares of Common Stock, which represents approximately 1.2% of the outstanding Common Stock held directly and through its subsidiary, RWNM-VPF.

RWNM-VPF beneficially owns 400,000 shares of Common Stock, which represents less than 1% of the outstanding Common Stock.

AGH beneficially owns the 6,805,636 shares of Common Stock held by RWNM and RWNM-VPF, which represents approximately 1.2% of the outstanding Common Stock.

09FT-2A beneficially owns 2,902 shares of Common Stock, which represents less than 1% of the outstanding Common Stock.

The Family Trust beneficially owns 602,902 shares of Common Stock, which represents less than 1% of the outstanding Common Stock held by its subsidiary, MJR 09FT-VPF.

Mr. Rowan and certain of his affiliated entities may be deemed to be members of a group, as parties to the Stockholders Agreement with each of Leon D. Black and Joshua J. Harris and their associated entities. Such group would be deemed to beneficially own 148,041,679 shares of Common Stock, or 26.0%, based on publicly available information.
Number of shares as to which each person has sole or shared power to vote or dispose:
Marc Rowan
1. Sole power to vote or direct vote: 34,332,816
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,332,816
4. Shared power to dispose or direct the disposition: 0

MJR Foundation
1. Sole power to vote or direct vote: 23,598,118
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 23,598,118
4. Shared power to dispose or direct the disposition: 0

MJR-VPF
1. Sole power to vote or direct vote: 1,500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,500,000
4. Shared power to dispose or direct the disposition: 0

MJR 09FT-VPF
1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

RWNM
1. Sole power to vote or direct vote: 6,805,636
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,805,636
4. Shared power to dispose or direct the disposition: 0

RWNM-VPF
1. Sole power to vote or direct vote: 400,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 400,000
4. Shared power to dispose or direct the disposition: 0

AGH
1. Sole power to vote or direct vote: 6,805,636
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,805,636
4. Shared power to dispose or direct the disposition: 0

09FT-2A
1. Sole power to vote or direct vote: 2,902
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,902
4. Shared power to dispose or direct the disposition: 0

Family Trust
1. Sole power to vote or direct vote: 602,902
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 602,902
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The information in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction of the Issuer's Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

## Signatures
- ROWAN MARC J: /s/ Marc J. Rowan, Marc J. Rowan/Self (04/16/2025)
- MJR Foundation LLC: /s/ Marc J. Rowan, Marc. J. Rowan / Class A Managing Member (04/16/2025)
- MJR-VPF LLC: /s/ Wendy Dulman, Wendy Dulman / Authorized Person (04/16/2025)
- MJR 09FT-VPF LLC: /s/ Wendy Dulman, Wendy Dulman / Authorized Person (04/16/2025)
- RWN Management, LLC: /s/ Marc J. Rowan, Marc. J. Rowan / Managing Member of Alchemy Group Holdings LLC, its Managing Member (04/16/2025)
- RWNM-VPF LLC: /s/ Wendy Dulman, Wendy Dulman / Vice President and Secretary (04/16/2025)
- Alchemy Group Holdings LLC: /s/ Marc J. Rowan, Marc. J. Rowan / Managing Member (04/16/2025)
- MJR-09FT-2A: /s/ Wendy Dulman, Wendy Dulman / Authorized Person (04/16/2025)
- MJR-09 2023 Family Trust: /s/ Mary Harada, Mary Harada / Authorized Person (04/16/2025)